Exhibit 3.2

BYLAWS

OF

Serino 4, Corp.

Adopted: April 29, 2005

ARTICLE I

OFFICES

1.

Registered Office and Agent.  The registered office of the Corporation in the State of New Jersey is at 3163 Kennedy Boulevard, Jersey City, New Jersey 07306.

2.

The registered agent of the Corporation at such office is Vincent L. Verdiramo, 3163 Kennedy Boulevard, Jersey City, New Jersey 07306.

3.

Principal Place of Business.  The principal place of business of the Corporation is 3163 Kennedy Boulevard, Jersey City, New Jersey 07306.

4.

Other Places of Business.  Branch or subordinate places of business or offices may be established at any time by the Board at any place or places where the Corporation is qualified to do business.

ARTICLE II

SHAREHOLDERS

5.

Annual Meeting of Shareholders.  The annual meeting of shareholders shall be held upon not less than ten nor more than sixty days written notice of the time, place, and purposes of the meeting at 10:30 a.m. on the 15th day of the month of July of each year at the principal place of business of the Corporation.

Or at such time and place within to with out the State of New Jersey as shall be specified in the notice of meeting, in order to elect directors of the Corporation and transact such other business as shall come before the meeting.  If that date is a legal holiday, the meeting shall be held at the same house o the next succeeding business day.

6.

Special Meeting of Shareholders.  A special meeting of the shareholders may be called for any purpose by the President or the Board.  Special meetings shall be held at the principal place of business of the Corporation or at such place, with in or without the State of New Jersey, as shall be specified in the notice of meeting.  A special meeting shall be held upon not less than en nor more than sixty days written notice of the time, place, and purposes of the meeting.

7.

Action Without Meeting of Shareholders.  The Shareholders may act without a meeting by written consent in accordance with N.J.S.A. 14A:5-6.  Such consents may be executed together or in counterparts, and shall be filed in the Minute Book.  Special rules apply to the annual election of directors, mergers, consolidation, acquisitions of shares or the sales of assets.  Prompt notice of the taking of the given to those shareholders who have not consented in writing.

8.

Quorum.  The presence at a meeting in person or by proxy of the holders of shares entitled to cast fifty-one (51%) of the votes shall constitute a quorum.

ARTICLE III

BOARD OF DIRECTORS

1.

Number and Term of Office.  The Board shall consist of no more than five and no less than one members.  The precise number shall be set by the Directors or by the Shareholders at each annual meeting before the ejection of directors.  Each director shall be elected by the Shareholders at each annual meeting and shall hold office until that Director’s successor shall have been elected and qualified.

9.

Regular Meetings.  A regular meeting of the Board shall be held with or without notice immediately following and at the same place as the annual Shareholders’ meeting for the purposes of electing officers and conducting such other business as may come before the meeting.  The Board, be resolution, may provide for additional regular meetings which may be held without notice, except to members not present at the time of the adoption of the resolution.

10.

Special Meeting.  A special meeting of the Board may be called at any time by the President or by one director for any purpose.  Such meetings shall be held upon three days’ notice if given orally (either by telephone or in person), or by fax or electronic mail, or by five days’ notice if given by depositing the notice in the United States mails, postage prepaid.  Such notice shall specify the time and place of the meeting.

11.

Action Without Meeting.  The Board may act without a meeting if, prior or subsequent to such action, each member of the Board shall consent in writing to such action.  Such written consent or consents shall be filed in the Minute Book.

12.

Quorum. Majority of the entire Board shall constitute a quorum for the transaction of business.

13.

Manner of Acting.  The act of a majority of the Directors present at a meeting at which a quorum is present shall be the act of the Board.

14.

Vacancies in Board of Directors.  Any vacancy in the Board may be filled by the affirmative vote of a majority of the remaining Directors, even though less than a quorum of the Board, or the a sole remaining director.  A director so elected by the Board shall hold office until the next succeeding annual meeting of Shareholders and until that Director’s successor shall have been elected and qualified.

15.

Removal of Directors.  Any director may be removed for cause, or without cause unless otherwise provided in the certificate of Incorporation, by a majority vote of shareholders entitled to vote for the election of directors.

16.

Committees.  The Board, be resolution adopted by a majority of the entire Board, may appoint from among its members an executive committee and one or more other committees.  To the extent provided in such resolution, each such committee shall have may exercise all the authority of the Board, subject to the limitations on the permissible scope of the power by a majority of the entire Board, may fill any vacancy in any committee; abolish any committee at any time; and remove any director from membership on any committee at any time, with or without cause.

17.

Presence at Meetings.  Where appropriate communication facilities are reasonably available, any or all directors shall have the right to participate in all or any part of a meeting of the Board or a committee of the Board by means of conference telephone or any means of communication by which all persons participating in the meeting are able to hear each other.